UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of February 2008
Commission File Number: 0-29350
Vasogen Inc.
(Translation of registrant’s name into English)
2505 Meadowvale Boulevard, Mississauga, Ontario, L5N 5S2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

On February 27, 2008, Vasogen Inc. filed on SEDAR in Canada its 2007 Annual Report, which was mailed to certain shareholders on February 27, 2008. The 2007 Annual Report is attached hereto as Exhibit 99.1. Management’s report on Corporate Governance is attached hereto as Exhibit 99.2. The comparative audited consolidated financial statements and the notes for each of the years ended November 30, 2007, 2006, and 2005, Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended November 30, 2007, and Management’s Responsibility for the Consolidated Financial Statements were all filed on January 22, 2008.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.
By:	/s/ Graham Neil
	Name:	Graham Neil
	Title:	Vice-President, Finance and Chief Financial Officer

Date: February 27, 2008

EXHIBIT LIST

Exhibit	Description

99.1	2007 Annual Report

99.2	Management’s Report on Corporate Governance